EXHIBIT B
                                                                     ---------



                                                               ECI Telecom Ltd.

Consolidated Financial Statements as at June 30, 2002
-------------------------------------------------------------------------------


Contents

                                                                         Page
                                                                         ----

Consolidated Balance Sheets                                                 2


Consolidated Statements of Income                                           4


Consolidated Statement of Comprehensive Income                              6


Consolidated Statements of Changes in Shareholders' Equity                  7


Consolidated Statements of Cash Flows                                      10


Condensed Notes to the Interim Consolidated Financial Statements           14

THE BOARD OF DIRECTORS OF ECI TELECOM LTD.

Review of the unaudited interim consolidated financial statements for the six and three month periods ended June 30, 2002

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at June 30, 2002, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the six and three month periods then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 7.4% of the total consolidated assets as at June 30, 2002 and whose revenues constitute approximately 10.8% and 11% of the consolidated revenues for the six and three month periods then ended, respectively. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles (GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 10 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 7, 2002

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

Consolidated Balance Sheets
-------------------------------------------------------------------------------------------------------------------------------

                                                                                 June 30            June 30        December 31
                                                                                    2002               2001               2001
                                                                             (Unaudited)        (Unaudited)          (Audited)
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          --------------     --------------     ---------------
Assets
Current assets
Cash and cash equivalents                                                       293,291            190,079           226,192
Short-term investments                                                           51,293              9,199             7,126
Receivables:
 Trade                                                                          257,872        (*) 403,897       (*) 306,818
 Other                                                                           32,021             58,957            66,361
Prepaid expenses                                                                  7,618              5,908             9,839
Recoverable costs and estimated
 earnings, not yet billed                                                         8,750             43,445            30,368
Inventories                                                                     217,959            367,082           274,640
                                                                          -------------      -------------      ------------

Total current assets                                                            868,804          1,078,567           921,344
                                                                          -------------      -------------      ------------

Long-term bank deposits and receivables, net                                    173,070        (*) 159,337       (*) 166,690
                                                                          -------------      -------------      ------------
Investments                                                                      36,419             41,219            36,541
                                                                          -------------      -------------      ------------
Property, plant and equipment
Cost                                                                            313,379            348,720           323,891
Less - Accumulated depreciation                                                 145,603            152,218           141,543
                                                                          -------------      -------------      ------------
                                                                                167,776            196,502           182,348
                                                                          -------------      -------------      ------------
Software development costs, net                                                  23,378             29,880            27,086
                                                                          -------------      -------------      ------------
Other assets                                                                     35,585            121,217            82,918
                                                                          -------------      -------------      ------------



________________________________________________
Doron Inbar, President, Chief Executive Officer



________________________________________________
Shmuel Gitlin, Senior Vice President Finance
London, England, August 7, 2002


                                                                          -------------      -------------      ------------
Total assets                                                                  1,305,032          1,626,722         1,416,927
                                                                          =============      =============      ============



                                                                                                             ECI Telecom Ltd.

-------------------------------------------------------------------------------------------------------------------------------

                                                                                 June 30            June 30        December 31
                                                                                    2002               2001               2001
                                                                          --------------     --------------     --------------
                                                                             (Unaudited)        (Unaudited)          (Audited)
                                                                          --------------     --------------     ---------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          -------------      -------------      --------------
Liabilities and shareholders' equity

Current liabilities

Short-term credits and current maturities
 of long-term debt                                                              123,349             72,505           120,030
Trade payables                                                                   48,265            131,187            79,776
Other payables and accrued liabilities                                          163,841            230,412           180,780
                                                                          -------------      -------------      ------------
Total current liabilities                                                       335,455            434,104           380,586
                                                                          -------------      -------------      ------------
Long-term liabilities

Loans from banks (**)                                                           133,334            250,000           200,000
Other liabilities                                                                10,963             12,791            11,573
Liability for employee severance benefits, net                                   27,531             30,917            28,338
                                                                          -------------      -------------      ------------
Total long-term liabilities                                                     171,828            293,708           239,911
                                                                          -------------      -------------      ------------
Total liabilities                                                               507,283            727,812           620,497
                                                                          -------------      -------------      ------------
Minority Interest                                                                54,705             30,442            41,574
                                                                          -------------      -------------      ------------
Shareholders' equity
Share capital                                                                     6,144              5,873             5,873
Capital surplus                                                                 623,272            678,868           656,614
Accumulated other comprehensive income (loss)                                      (403)           (1,106)             1,800
Retained earnings                                                               114,031            293,501           173,567
                                                                          -------------      -------------      ------------
                                                                                743,044            977,136           837,854
Treasury stock                                                                        -           (108,668)          (82,998)
                                                                          -------------      -------------      ------------
Total shareholders' equity                                                      743,044            868,468           754,856
                                                                          -------------      -------------      ------------


                                                                          -------------      -------------      ------------
Total liabilities and shareholders' equity                                    1,305,032          1,626,722         1,416,927
                                                                          =============      =============      ============

(*)      Reclassified.
(**)     See Note 6

The accompanying notes are an integral part of these interim financial statements.



                                                                                                             ECI Telecom Ltd.

Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------------------


                                             Six months ended                    Three months ended                  Year ended
                                      ---------------------------------     --------------------------------     --------------
                                             June 30            June 30            June 30           June 30        December 31
                                                2002               2001               2002              2001               2001
                                      --------------     --------------     --------------    --------------     --------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                      --------------     --------------     --------------    --------------     --------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                      --------------     --------------     --------------    --------------     --------------
Revenues                                    383,018            518,947            188,324           266,437          1,014,629
Cost of revenues                            232,316            365,818            113,105           181,894            698,049
Royalties to the Chief Scientist              6,455         (*) 10,170              2,634         (*) 4,766             18,927
Inventory write-off                               -             95,020                  -                 -            108,346
                                      -------------     --------------     --------------    --------------     --------------
Gross profit                                144,247             47,939             72,585            79,777            189,307
Research and development
 costs - net                                 55,958             80,361             28,249            36,719            141,406
Selling and marketing expenses               63,512         (*) 88,473             31,876        (*) 44,461            155,684
General and administrative
 expenses                                    32,098             45,238             16,172            18,871             91,778
Amortization of acquisition -
 related intangible assets                      880             10,537                440             4,499             17,946
Impairment of assets (Note 4B)               15,835             85,797                  -             2,630            133,506
Liability for royalties payable
 to the Chief Scientist                           -                  -                  -                 -              8,394
Restructuring and spin-off
 expenses                                         -             14,750                  -             7,254             24,522
Purchase of in-process research
 and development                                  -                  -                  -                 -                916
                                      -------------     --------------     --------------    --------------     --------------

Operating loss                              (24,036)          (277,217)            (4,152)          (34,657)          (384,845)
Financial expenses                          (10,707)           (16,768)            (4,464)           (7,813)           (27,806)
Financial income                             15,144             21,424              7,610             6,171             33,776
Other expenses, net                           8,944            (20,568)            (1,770)             (411)           (32,768)
                                      -------------     --------------     --------------    --------------     --------------
Loss from continuing
 operations before taxes on
 income                                     (10,655)          (293,129)            (2,776)          (36,710)          (411,643)
Taxes on income                              (6,877)             1,867             (2,200)            1,219               (221)
                                      -------------     --------------     --------------    --------------     --------------
Loss from continuing
 operations after taxes
 on income                                  (17,532)          (291,262)            (4,976)          (35,491)          (411,864)
Company's equity in results of
 investee companies - net                    (1,456)               246               (656)             (300)              (983)
Minority interest in results of
 subsidiaries - net                          (3,352)            (1,021)            (1,834)             (209)            (2,383)
                                      -------------     --------------     --------------    --------------     --------------
Loss from continuing
 operations                                 (22,340)          (292,037)            (7,466)          (36,000)          (415,230)
Loss on discontinuing
 operations, net of income taxes                  -             (2,108)                 -                 -              1,151
Cumulative effect of an
 accounting change, net
 (Note 4A)                                  (37,196)             1,703                  -                 -              1,703
                                      -------------     --------------     --------------    --------------     --------------
Loss for the period                         (59,536)          (292,442)            (7,466)          (36,000)          (412,376)
                                      =============     ==============     ==============    ==============     ===============


(*)      Reclassified.


The accompanying notes are an integral part of these interim financial statements.


                                                                                                               ECI Telecom Ltd.

Consolidated Statements of Income (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                 Six months ended                    Three months ended              Year ended
                                      ----------------------------------    ---------------------------------    --------------
                                             June 30            June 30            June 30           June 30        December 31
                                                2002               2001               2002              2001               2001
                                      --------------     --------------     --------------    --------------     --------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                      --------------     --------------     --------------    --------------     --------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                      --------------     --------------     --------------    --------------     --------------
Loss per share

Basic and diluted loss per share:
Continuing operations                         (0.22)             (3.16)             (0.07)            (0.39)             (4.47)
Discontinuing operations                          -              (0.02)                 -                 -               0.01
Cumulative effect of an
 accounting change, net                       (0.35)              0.02                  -                 -               0.02
                                      -------------      -------------      -------------     -------------      -------------
                                              (0.57)             (3.16)             (0.07)            (0.39)             (4.44)
                                      =============      =============      =============     =============      =============
Weighted average number
 of shares outstanding used
 to compute basic earnings
 per share - in thousands                   103,727             92,552            106,953            92,646             92,896
                                      =============      =============      =============     =============      =============



The accompanying notes are an integral part of these interim financial statements.


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

                                                                                                              ECI Telecom Ltd.

Consolidated Statement of Comprehensive Income
-------------------------------------------------------------------------------------------------------------------------------


                                                 Six months ended                    Three months ended              Year ended
                                      ---------------------------------     --------------------------------     --------------
                                              June 30            June 30            June 30           June 30        December 31
                                                 2002               2001               2002              2001               2001
                                      ---------------    ---------------    ---------------   ---------------    ---------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                      ---------------    ---------------    ---------------   ---------------    ---------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                      --------------     --------------     --------------    --------------     --------------
Loss for the period                         (59,536)          (292,442)            (7,466)          (36,000)          (412,376)

Other comprehensive income (loss):

Cumulative effect of an
 accounting change, net                           -             (2,631)                 -                 -             (2,631)

Unrealized gains (losses)
 from changes in the
 fair value of financial
 instruments                                 (2,072)             5,971             (2,504)            1,405              4,431

Realization of loss (gain)
 on available for sale
 securities, net                                  -             (3,766)                 -                 -              5,229

Unrealized holding gains
 (losses) on available for
 sale securities arising
 during the period, net                        (131)            (1,978)               157            (1,588)            (6,527)
                                      -------------      -------------      -------------     -------------      -------------
Total other comprehensive
 income (loss)                               (2,203)            (2,404)            (2,347)             (183)               502
                                      -------------      -------------      -------------     -------------      -------------
Comprehensive loss                          (61,739)          (294,846)            (9,813)          (36,183)          (411,874)
                                      =============      =============      =============     =============      =============


The accompanying notes are an integral part of these interim financial statements.


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
                                                                                                                  ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Accumulated
                                                                Number                                        other
                                                                    of         Share        Capital   comprehensive       Retained
                                                                shares       capital        surplus   income (loss)       earnings
                                                          ------------   ------------     ----------  -------------       --------
                                                                           $ in thousands except share amounts
                                                          -------------------------------------------------------------------------
Balance at January 1, 2002 (audited)                      93,573,549         5,873        656,614           1,800         173,567

Unaudited
---------

Net loss for the six months ended June 30, 2002                     -             -              -               -         (59,536)
Share issuance, net                                        13,160,000           263        (34,227)              -               -
Share issuance to employees                                   334,652             8          1,050               -               -
Net unrealized loss on available for sale securities                -             -              -            (131)              -
Amortization of deferred compensation expenses                      -             -           (165)              -               -
Net unrealized loss on financial instruments                        -             -              -          (2,072)              -
                                                           ----------         -----        -------          ------         -------

Balance at June 30, 2002                                  107,068,201         6,144        623,272            (403)        114,031
                                                          ===========         =====        =======            ====         =======


Balance at January 1, 2001 (audited)                       92,358,907         5,873        681,806           1,298         585,943

Unaudited
---------

Net income for the six months ended June 30, 2001                   -             -              -               -        (292,442)
Realization of gain on available for sale securities                -             -              -          (3,766)              -
Net unrealized loss on available for sale securities                -             -              -          (1,978)              -
Amortization of deferred compensation expenses                      -             -          1,977               -               -
Cumulative effect of an accounting change, net                      -             -              -          (2,631)              -
Sale of Company's stock held by a subsidiary                  568,251             -         (4,915)              -               -
Net unrealized gain on financial instruments                        -             -              -           5,971               -
                                                           ----------         -----        -------          ------         -------
Balance at June 30, 2001                                   92,927,158         5,873        678,868          (1,106)        293,501
                                                           ==========         =====        =======          ======         =======

(TABLE CONTINUED)
                                                                                        Total
                                                                 Treasury       shareholders'
                                                                    stock              equity
                                                          ---------------       -------------
                                                          $ in thousands except share amounts
                                                          -------------------------------

Balance at January 1, 2002 (audited)                             (82,998)           754,856

Unaudited
---------
Net loss for the six months ended June 30, 2002                        -            (59,536)
Share issuance, net                                               82,998             49,034
Share issuance to employees                                            -              1,058
Net unrealized loss on available for sale securities                   -               (131)
Amortization of deferred compensation expenses                         -               (165)
Net unrealized loss on financial instruments                           -             (2,072)

Balance at June 30, 2002                                               -            743,044
                                                                                    =======


Balance at January 1, 2001 (audited)                            (117,490)         1,157,430

Unaudited

Net income for the six months ended June 30, 2001                      -           (292,442)
Realization of gain on available for sale securities                   -             (3,766)
Net unrealized loss on available for sale securities                   -             (1,978)
Amortization of deferred compensation expenses                         -              1,977
Cumulative effect of an accounting change, net                         -             (2,631)
Sale of Company's stock held by a subsidiary                       8,822              3,907
Net unrealized gain on financial instruments                           -              5,971
                                                                --------            -------
Balance at June 30, 2001                                        (108,668)           868,468
                                                                ========            =======


The accompanying notes are an integral part of these interim financial statements.


                                                                                                                 ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Accumulated
                                                             Number                                          other
                                                                 of           Share        Capital   comprehensive        Retained
                                                             shares         capital        surplus   income (loss)        earnings
                                                       ------------      ----------      ---------   -------------     ------------
                                                                                          $ in thousands except share amounts
                                                       ----------------------------------------------------------------------------
Balance at April 1, 2002 (unaudited)                   106,897,747           6,140        622,975           1,944         121,497

Unaudited
---------
Net loss for the three months ended June 30, 2002                -               -              -               -          (7,466)
Net unrealized gain on available for sale securities             -               -              -             157               -
Amortization of deferred compensation expenses                   -               -           (213)              -               -
Share issuance to employees                                170,454               4            510               -               -
Net unrealized loss on financial instruments                     -               -              -          (2,504)              -
                                                       -----------     -----------    -----------     -----------     -----------
Balance at June 30, 2002                               107,068,201           6,144        623,272            (403)        114,031
                                                       ===========     ===========    ===========     ===========      ==========

Balance at April 1, 2001 (unaudited)                    92,647,113           5,873        680,732            (923)        329,501

Unaudited
---------
Net loss for the three months ended June 30, 2001                -               -              -               -         (36,000)
Net unrealized loss on available for sale securities             -               -              -          (1,588)              -
Amortization of deferred compensation expenses                   -               -            500               -               -
Sale of treasury stock                                     280,045               -         (2,364)              -               -
Net unrealized gain on financial instruments                     -               -              -           1,405               -
                                                       -----------     -----------    -----------     -----------      ----------
Balance at June 30, 2001                                92,927,158           5,873        678,868          (1,106)        293,501
                                                       ===========     ===========    ===========     ===========      ==========

(TABLE CONTINUED)
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

                                                                                 Total
                                                              Treasury   shareholders'
                                                                 stock          equity
                                                       ---------------   -------------

                                                       -------------------------------
Balance at April 1, 2002 (unaudited)                                -         752,556

Unaudited
---------
Net loss for the three months ended June 30, 2002                   -          (7,466)
Net unrealized gain on available for sale securities                -             157
Amortization of deferred compensation expenses                      -            (213)
Share issuance to employees                                         -             514
Net unrealized loss on financial instruments                        -          (2,504)
                                                           ----------      ----------
Balance at June 30, 2002                                            -         743,043
                                                           ==========      ==========

Balance at April 1, 2001 (unaudited)                         (112,572)        902,611

Unaudited
---------
Net loss for the three months ended June 30, 2001                   -         (36,000)
Net unrealized loss on available for sale securities                -          (1,588)
Amortization of deferred compensation expenses                      -             500
Sale of treasury stock                                          3,904           1,540
Net unrealized gain on financial instruments                        -           1,405
                                                           ----------      ----------
Balance at June 30, 2001                                     (108,668)        868,468
                                                           ==========      ==========


The accompanying notes are an integral part of these interim financial statements.

                                                                                                                ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

$ in thousands except share amounts

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus          income
                                                                    -----------      ----------     -----------  ----------------

Balance at January 1, 2001 (Audited)                                92,358,907           5,873        681,806           1,298

Audited
-------
Net loss for the year ended December 31, 2001                                -               -              -               -

Cumulative effect of an accounting change, net                               -               -              -          (2,631)

Net unrealized gain from change in the fair value of
 financial instruments                                                       -               -              -           4,431

Realization of gain on available for sale securities, net                    -               -              -           5,229

Net unrealized loss on available for sale securities                         -               -              -          (6,527)

Amortization of deferred compensation expenses                               -               -          3,208               -

Sale of treasury stock                                               1,214,642               -        (28,400)              -
                                                                   -----------      ----------     ----------       ---------

Balance at December 31, 2001                                        93,573,549           5,873        656,614           1,800
                                                                   ===========      ==========     ==========       =========


(TABLE CONTINUED)
$ in thousands except share amounts

                                                                                                      Total
                                                                   Retained        Treasury   shareholders'
                                                                   earnings           stock          equity
                                                                  ---------     -----------   -------------
Balance at January 1, 2001 (Audited)                               585,943        (117,490)      1,157,430

Audited
-------
Net loss for the year ended December 31, 2001                     (412,376)              -        (412,376)

Cumulative effect of an accounting change, net                           -               -          (2,631)

Net unrealized gain from change in the fair value of
 financial instruments                                                   -               -           4,431

Realization of gain on available for sale securities, net                -               -           5,229

Net unrealized loss on available for sale securities                     -               -          (6,527)

Amortization of deferred compensation expenses                           -               -           3,208

Sale of treasury stock                                                   -          34,492           6,092
                                                                ----------       ---------       ---------

Balance at December 31, 2001                                       173,567         (82,998)        754,856
                                                                ==========       =========       =========


The accompanying notes are an integral part of these interim financial statements.


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
                                                                                                                 ECI Telecom Ltd.

Consolidated Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------------------

                                                 Six months ended                    Three months ended             Year ended
                                      ----------------------------------   ---------------------------------    ----------------
                                             June 30            June 30            June 30           June 30        December 31
                                                2002               2001               2002              2001               2001
                                      --------------     --------------     --------------    --------------     --------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                      --------------     --------------     --------------    --------------     --------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                      --------------     --------------     --------------    --------------     --------------
Cash flows for operating
 activities

Loss for the period                         (59,536)          (292,442)            (7,466)          (36,000)          (412,376)

Adjustments to reconcile
 loss to cash provided by
 (used in) operating
 activities:

Depreciation and amortization                28,254             41,067             13,909            19,961             71,281
Cumulative effect of an
 accounting change, net                      37,196             (1,703)                 -                 -             (1,703)
Amortization of deferred
 compensation (including
 subsidiaries)                                  174              3,985                (60)            1,707              5,339
Loss (gain) on sale of
 property and equipment                       2,675                564              1,284              (332)             1,778
Impairment of assets                         15,835             85,797                  -             2,630            133,506
Liability for royalties payable
 to the Chief Scientist                           -                  -                  -                 -              8,394
Capital loss (gain), net                    (10,806)             7,888                500               (65)            23,352
Other - net (mainly deferred
 taxes)                                        (866)            (3,713)            (2,329)           (1,363)            (3,542)
In-process research and
 development costs                                -                  -                  -                 -                916
Company's equity in results
 of investee companies                        1,456               (246)               656               300                983
Minority interest in net results
 of subsidiaries                              3,352              1,021              1,834               209              2,383
Decrease (increase) in
 short-term investments                         672             (3,567)               611               140              4,780
Decrease (increase) in trade
 receivables (including
 non-current maturities of
 bank deposits and trade
 receivables)                                56,117            (11,781)            11,895            21,303             62,445
Decrease in other receivables                26,425             24,694              9,805            20,124             11,336
Decrease (increase) in prepaid
 expenses                                     2,221              1,029              5,268             3,993             (3,456)
Decrease (increase) in
 recoverable costs and
 estimated earnings -
 not yet billed                              12,751            (24,619)             4,739            (9,585)           (11,542)
Decrease in inventories
  - including one-time write-off             56,681             19,179             24,817            11,758             95,349
Increase (decrease) in trade
 payables                                   (31,511)           (43,766)             3,858           (23,985)           (92,800)
Increase (decrease) in other
 payables and accrued
 liabilities                                (18,318)            24,226            (28,048)           (7,190)           (10,529)
Increase (decrease) in liability
 for employee severance
 benefits                                      (807)             2,536               (185)            2,903                (79)
Increase (decrease) in other
 long-term liabilities                         (610)             6,640               (284)            2,524               (275)
                                           --------           --------           --------           --------            --------
Net cash provided by (used
 in) operating activities                   121,355           (163,211)            40,804             9,032           (114,460)
                                           ========           ========           ========           =======            =========


The accompanying notes are an integral part of these interim financial statements.

                                                                                                               ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

                                                  Six months ended                    Three months ended             Year ended
                                      -----------------------------------   --------------------------------     --------------
                                             June 30            June 30            June 30           June 30        December 31
                                                2002               2001               2002              2001               2001
                                      --------------     --------------     --------------    --------------     --------------
                                         (Unaudited)        (Unaudited)        (Unaudited)       (Unaudited)          (Audited)
                                      --------------     -------------      --------------    --------------     --------------
                                      $ in thousands     $ in thousands     $ in thousands    $ in thousands     $ in thousands
                                      --------------     --------------     --------------    --------------     --------------
Cash flows for investing
 activities
Decrease (increase) in
 short-term investments, net                (44,970)             6,281            (42,089)           15,612              6,122
Software development costs
 capitalized                                 (6,481)           (11,005)            (3,007)           (5,517)           (19,407)
Investment in property, plant
 and equipment                               (6,182)           (26,276)            (3,121)          (15,018)           (31,743)
Proceeds from sale of
 property, plant and equipment                  380                747                226               534              2,158
Purchase of technology                            -             (1,244)                 -            (1,106)            (1,580)
Acquisition of investee
 companies                                   (1,974)              (684)              (192)                -             (1,266)
Long-term loans granted                      (3,221)           (10,003)            (1,114)           (2,195)           (19,776)
Long-term loans granted to
 investee companies                               -               (184)                 -                 -               (184)
Proceeds from sale of
 activities and shares of an
 investee companies                               -              4,419                  -             1,719              4,419
Proceeds from sale of
 available for sale securities                    -              3,911                  -                 -              4,632
Repayment due from related
 party                                            -              1,384                  -             1,384              2,275
Sale of shares of consolidated
 subsidiary                                  20,302                  -                  -                 -                  -
Acquisition of newly
 consolidated subsidiaries
 (see Note A)                                     -                  -                  -                 -                288
Proceeds from realization of
 a subsidiary (see Note B)                        -              4,218                  -              (230)            14,053
                                          ---------          ----------          --------         ----------         ---------
Net cash used in investing
 activities                                 (42,146)           (28,436)           (49,297)           (4,817)           (40,009)
                                          ---------          ---------           --------         ---------          ---------

The accompanying notes are an integral part of the financial statements.

                                                                                                              ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------


                                                Six months ended                    Three months ended             Year ended
                                     ---------------------------------    --------------------------------     --------------
                                            June 30            June 30           June 30           June 30        December 31
                                               2002               2001              2002              2001               2001
                                     --------------     --------------    -------------     --------------     --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     --------------     --------------    -------------     --------------     --------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------
Cash flows for
 financing activities
Proceeds from
 long-term debt                                  -            250,000                 -                 -            250,000
Repay of long-term debt                    (63,333)                 -           (13,333)                -                  -
Decrease in short-term
 credit, net                                   (14)          (159,183)              (14)          (32,311)          (162,487)
Proceeds from sale of
 treasury stocks                                 -              3,907                 -             1,540              6,092
Proceeds from share
 issuance                                   49,034                  -                 -                 -                  -
Proceeds from share
 issuance to employees                       1,058                  -               514                 -                  -
Dividend paid to the
 minority                                        -               (481)                -              (481)              (481)
                                          ---------          ---------           --------         ---------          ---------

Net cash provided by
(used in) financing
 activities                                (13,255)            94,243           (12,833)          (31,252)            93,124
                                          ---------          ---------           --------         ---------          ---------
Effect of change in
 exchange rate on cash                       1,145              1,040             1,627             1,268              1,094
                                          ---------          ---------           --------         ---------          ---------
Changes in cash and cash
 equivalents                                67,099            (96,364)          (19,699)          (25,769)           (60,251)

Cash and cash
 equivalents
 at beginning of period                    226,192            286,443           312,990           215,848            286,443
                                         ---------          ---------          --------         ---------          ---------
Cash and cash
 equivalents
 at end of period                          293,291            190,079           293,291           190,079            226,192
                                         ---------          ---------          --------         ---------          ---------



The accompanying notes are an integral part of these interim financial statements.


                                                                                                           ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                            Six months ended                     Three months ended              Year ended
                                    ----------------------------------    --------------------------------     --------------
                                            June 30            June 30           June 30           June 30        December 31
                                               2002               2001              2002              2001               2001
                                     --------------     --------------    --------------    --------------     --------------
                                        (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)          (Audited)
                                     --------------     --------------    --------------    --------------     --------------
                                     $ in thousands     $ in thousands    $ in thousands    $ in thousands     $ in thousands
                                     --------------     --------------    --------------    --------------     --------------
A. Acquisition of newly subsidiaries

Current assets
 (other than cash)                               -                  -                 -                 -              2,174
Property, plant, equipment
 and other assets, net                           -                  -                 -                 -               (707)
Goodwill                                         -                  -                 -                 -            (16,348)
In-process research and
 development                                     -                  -                 -                 -               (916)
Long term liabilities                            -                  -                 -                 -              1,500
Minority interest                                -                  -                 -                 -              9,841
Capital gain on issue of
 shares to minority interest,
 in consideration for
 acquisition thereof                             -                  -                 -                 -              4,744
                                         ---------          ---------          --------         ---------          ---------

                                                 -                  -                 -                 -                288
                                         =========          =========          ========         =========          =========


B. Proceeds from realization of a subsidiary

Current assets
 (other than cash)                               -                430                 -            (2,342)             8,468
Property, plant, equipment
 and other assets, net                           -                469                 -               147              6,364
Inventories                                      -              4,040                 -             2,142             17,948
Investment in investee
 companies                                       -               (133)                -              (133)              (133)
Minority interest                                -                  -                 -                 -               (298)
Capital losses                                   -               (588)                -               (44)           (18,296)
                                         ---------          ---------          --------         ---------          ---------

                                                 -              4,218                 -              (230)            14,053
                                         =========          =========          ========         =========          =========

C. Non-cash activities

Sale of fixed assets in
 return for shares in
 investee company                                -              1,017                 -                 -              1,017
Exchange of shares in
 investee companies                              -                449                 -               449                449


The accompanying notes are an integral part of these interim financial statements.


                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 1 - General

         These are interim consolidated financial statements, in a condensed format, as of June 30, 2002 and for the six and three-month periods then ended. These interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2001 and their accompanying notes.

         The Company's Board of Directors approved Management's recommendation that the company be split- up into five additional companies which will engage in different activities, as follows: Access (Inovia), Transport (Enavis), Optical Networks (Lightscape), Next generation Telephony Solutions (NGTS) and Wireless (Innowave).

         As of the balance sheet date, five subsidiaries are operating and the related employees have been transferred to them and operate as branches of the Company till the date that the assets (including intangibles) and liabilities will be transferred into the new companies.

         The transferring of the holding in the above mentioned subsidiaries to the shareholders was postponed mainly because of the slowdown in the global communications market and the decline in the demand for products of the company.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in Note 4(A) and 4(B) below.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.


Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars.


Note 4 - Accounting Changes

         A. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement No. 141 requires that the purchase method of accounting be used for all business combinations completed from July 1, 2001. Statement No. 141 also specifies that types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement No. 142 will also require that recognized intangible assets be amortized over their respective estimated useful lives. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As to impairment in value, see SFAS No. 144 below.

                  The Company adopted the provisions of Statement No.141 on July 1, 2001 and Statement No. 142 on January 1, 2002.

                  Statement No. 141 requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of Statement No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets.

                  In connection with the transitional impairment evaluation, Statement No. 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between total fair value as defined above and carrying value of all the reporting segments is defined as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be included in goodwill. This is the second step in assessing the impairment and it must be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the effect of a change in accounting principle in the Company's statement of earnings and will be recorded retroactively to January 1, 2002.

                  In the current period, the Company applied the instructions of SFAS No. 142 and performed the valuation as provided in the said standard. Accordingly, a loss from a decline in value of goodwill, in the amount of $ 37,196 thousand, which is attributed mainly to Innowave was included as a cumulative effect of a change in accounting policy.

                  In the financial statements for the six and three month period ended June 30, 2002, and for the year ended December 31, 2001, amortization of goodwill was recorded in the amounts of $ 10,537 thousand, $ 4,499 thousand and $ 17,946 thousand, respectively.

         B. In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No.144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. In addition, SFAS No. 144 requires the Company to show separately operations which have been disposed of (sold, abandoned or liquidated) or classified as up for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 from January 1, 2002.

                  As a result of the decline in the current period in the demand for products of Innowave, the management has updated its forecast of anticipated sales. Accordingly, in the current period a loss was recorded from the decline in value of other intangible assets in Innowave in the amount of $ 15,835 thousand.

         C.       See also Note 10A regarding the effect of adopting SAB 101.


Note 5 - Disclosure regarding New Accounting Standards in the period before Application

         In April 2002, the American Financial Accounting Standard Board (FASB) issued SFAS No.145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections". SFAS No. 4, published in 1975 determines that early repayment of a debt should be classified in the framework of the statement of income as an extraordinary item. As a result of the inflationary erosion of the early repayments of the debt in business outcomes during the last few years FASB decided to revoke SFAS No.4, so that the results of the early repayment of the debt will be classified in the framework of the operational section of the statement of income. SFAS No. 145 will apply to the financial statements for the year beginning after May 15, 2002. In the opinion of Company's management the adoption of SFAS No. 145 will have no material impact on its financial position.


Note 6 - Liens on Assets

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel) and on certain rights (shares in ECtel, Lightscape and Inovia) and by an unlimited "negative pledge" on the assets of the Company. As a condition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company is obliged to maintain certain financial ratios, such as equity ratio, capital to assets ratio, current ratio and a certain ratio of operating income. According to an agreement with the lending banks, the Company was to have maintained these ratios since the third quarter of 2001. During the first quarter of 2002, an agreement was signed with the said banks, according to which the financial ratios will be in effect from July 1, 2002 subject to certain conditions. Commencing as of July 1 the Company is not in compliance with part of the financial ratios. On August 6, an agreement was signed with the banks according to which the requirement to comply with the financing agreement, including the provisions regarding the financial ratios, was again extended retroactively from July 1 to September 30, 2002 (the Determining date).
         In the event that a financing agreement is not signed with the lending banks until the determining date, the banks will be able to demand the immediate repayment of the loans in their entirety.

         The Company is negotiating a change in the provisions of the original financing agreement, including a change in the financial ratios. Management believes an agreement will be reached with the banks as to financial ratios that the Company can comply with and therefore management of the Company is of the opinion that it will not be required to make an early repayment of the said loans.


Note 7 - Material Transactions in the Current Period

         A.       Repayment of long-term loans

         During the reported period, the Company made an early repayment of a long-term loan from banks in the amount of $ 50 million. In addition, according to the loan agreement, the Company repaid an amount of approximately $ 13 million.

         B.       Shareholders' equity

         On December 6, 2001 an agreement was signed for the private placement of 12.5% of the share capital of the Company to a group of investors. During the reported period the shares were issued to the group of investors in consideration of $ 49 million (net of issuance expense). The allotment was partly executed from the treasury stock that was held by the Company.

         C.       Sale of investment

         During the reported period, the Company sold 8.5% of the share capital of EcTel and options that were issued in the past to its employees were converted into shares of EcTel. As a result, the Company recognized a pre-tax gain of $ 12.5 million. Following the sale and conversion of options, the Company's holding in EcTel decreased to 59%. The Company provided indemnification to buyers to whom it had undertaken to indemnify in the event that additional shares of EcTEL were sold up to the end of 2002, at a price lower than the aforementioned transaction price.

         D.       Sale of long-term notes

         In the reported period, the Company sold long-term notes of customers in the amount of $ 14,971 thousand to a bank.

         E.       Long-term customer debts

         In the current period the Company reached an agreement with a customer, whose long-term debt amounts to $ 115 million, according to which part of the current interest payments up to an aggregate amount of $ 11 million over the 18 month period beginning on balance sheet date (hereinafter - the period) will be deferred and will paid beginning from the end of the said period. At the same time the shareholders of the customer undertook to support making additional capital investments in it at amounts estimated to be 1.5 times the amount of the deferred interest. Management of the Company is continuing to examine the payment ability of the customer on a current basis and as at balance sheet date is of the opinion that the debt of the customer will be fully repaid.


Note 8 - Legal Procedures

         On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which injured purchasers of ECI stock during the investment period.

         By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.

         On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

         On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the former CFO for violation of Sections 10(b) and 10b- 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

         At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

         On May 16, 2002, the parties signed a memorandum of understanding (hereinafter - memorandum of understanding) for the purpose of settling this lawsuit. Pursuant to the terms of the memorandum of understanding, a fund to cover the settlement was established to which the settlement amount was transferred by the Company's insurers (net of the deductible excess payable according to the insurance policy in the amount of $ 200 thousand). In addition and subject to court approval, the claimants agreed to the dismissal of all claims against the Company and against Mr. Inbar (current CEO) and Mr. Ben-Assayag (former CFO) without any liability or wrongdoing attributed to either one of them.

         On July 30, 2002 the parties submitted a request to the court in accordance with the memorandum of understanding, to dismiss the aforementioned defendants from the statement of claim without, as stated, any wrongdoing attributed to them.

         As at the date of the financial statements, there can be no assurance that the parties will reach final agreements based on the memorandum of understanding and/or that the court will approve the aforementioned settlement.


Note 9 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L) prepared on a basis which is not necessarily consistent with U.S. generally accepted accounting principles.


                                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------------------------

         2.       Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented as a consolidated basis and reflect its presentation to the management.

                                          Six months ended June 30, 2002
                          --------------------------------------------------------------
                              Lightscape          Enavis        Innowave       Inovia
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
Revenues                       93,163            30,945            33,470        140,142
                               ======            ======           =======        =======

Gross profit    (loss)         36,695            14,218            12,734         35,425
Operating expenses             41,576            17,056            13,102         33,252
Impairment of assets                -                 -            15,835              -
                               ------            ------           -------          -----
Operating profit (loss)       (4,881)           (2,838)          (16,203)          2,173
                              =======           =======          ========         ======


[TABLE CONTINUED]
                                         Six months ended June 30, 2002
                         ----------------------------------------------------------------
                                 NGTS           EcTel           Other    Consolidated
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------

Revenues                       31,462          47,324           6,512         383,018
                               ======          ======          ======         =======

Gross profit (loss)            20,568          28,142          (3,535)        144,247
Operating expenses             19,469          19,836           8,157         152,448
Impairment of assets               -               -               -          15,835

Operating profit (loss)         1,099           8,306         (11,692)        (24,036)
                               ======          ======          ======         =======


                                          Six months ended June 30, 2001
                          --------------------------------------------------------------
                              Lightscape          Enavis        Innowave       Inovia
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
Revenues                         108,458          67,253          69,753        140,490
                                 =======          ======          ======        =======

Gross profit (loss) (**)          10,108          28,453          17,312        (50,470)
Operating expenses (**)           49,127          34,510          31,888         42,119
Impairment of assets                   -               -          36,502         37,897
Restructuring and
  spin-off expenses                1,513           2,713           4,106          4,228
                                 -------          ------          ------        -------

Operating profit (loss)          (40,532)         (8,770)        (55,184)      (134,714)
                                 =======          =======        =======       ========



                                         Six months ended June 30, 2001
                          --------------------------------------------------------------
                                 NGTS           EcTel           Other    Consolidated
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------

Revenues                    39,789          37,521          55,683         518,947
                            ======          ======          ======         =======

Gross profit (loss) (**)     8,186          21,492          12,858          47,939
Operating expenses (**)     31,864          15,828          19,273         224,609
Impairment of assets         7,569               -           3,829          85,797
Restructuring and
  spin-off expenses            842               -           1,348          14,750
                            ------          ------          ------         -------

Operating profit (loss)    (32,089)          5,664         (11,592)       (277,217)
                           =======           =====         =======        ========


(*)      Including revenue of the business segments in the amount of $ 31,381 thousand.
(**)     Reclassified.



                                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------------------------

Note 9 - Segments Reports (cont'd)

         2.   Operational segment disclosure (cont'd)


                                          Three months ended June 30, 2002
                          --------------------------------------------------------------
                              Lightscape          Enavis        Innowave       Inovia
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
Revenues                         45,051          15,089          14,185         72,596
                                 ======          ======          ======         ======

Gross profit (loss)              18,373           7,439           5,042         18,381
Operating expenses               21,886           9,427           5,992         16,500
                                 ------           -----           -----         ------

Operating profit (loss)          (3,513)         (1,988)           (950)         1,881
                                 ======          ======          ======         ======



[TABLE CONTINUED]
                                         Three months ended June 30, 2002
                         ----------------------------------------------------------------
                                 NGTS           EcTel           Other    Consolidated
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
Revenues                        15,038          24,228           2,137         188,324

Gross profit (loss)             10,205          14,415          (1,270)         72,585
Operating expenses               9,305          10,084           3,543          76,737

Operating profit (loss)            900           4,331          (4,813)         (4,152)





                                          Three months ended June 30, 2001
                          --------------------------------------------------------------
                              Lightscape          Enavis        Innowave       Inovia
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
 Revenues                        55,085          30,499          34,596         76,855
                                 ======          ======          ======         ======

 Gross profit (**)               20,687          14,245          13,234          1,040
 Operating expenses (**)         24,745          15,147          15,544         19,219
 Impairment of assets                 -               -               -              -
 Restructuring and
   spin-off expenses              1,513             585             788          3,526
                                  -----          ------          ------        -------

 Operating profit (loss)         (5,571)         (1,487)         (3,098)       (21,705)
                                 ======          =======         =======        =======


[TABLE CONTINUED]
                                         Three months ended June 30, 2001
                         ----------------------------------------------------------------
                                  NGTS           EcTel           Other     Consolidated
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
Revenues                        21,624          19,311          28,467         266,437
                                ======          ======          ======         =======

Gross profit (**)               14,374          11,019           5,178          79,777
Operating expenses (**)         15,867           8,065           5,963         104,550
Impairment of assets                 -               -           2,630           2,630
Restructuring and
  spin-off expenses                842               -               -           7,254
                                ------          ------           -----          ------

Operating profit (loss)         (2,335)          2,954          (3,415)        (34,657)
                                ======           =====          ======         =======


 (*)      Including revenue of the business segments in the amount of $ 15,491 thousand.
 (**)     Reclassified.


                                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------------------------

Note 9 - Segments Reports (cont'd)


                                          Year ended December 31, 2001
                          --------------------------------------------------------------
                              Lightscape          Enavis        Innowave       Inovia
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
 Revenues                        210,089         101,667         123,234        332,338
                                 =======         =======         =======        =======

 Gross profit (loss)              42,746          37,926          33,180        (27,595)
  Operating expenses               90,359          57,062          55,967         78,675
 Impairment of assets                  -          44,766          36,980         39,806
 Liability for royalties
  payable to
  the Chief Scientist                  -               -               -          8,394
 Restructuring and
  spin-off expenses                1,778           6,131           5,141          4,365
 Purchase of in-process
  research and development             -               -               -              -
                                 ------          ------          ------        -------

 Operating profit (loss)         (49,391)        (70,033)        (64,908)      (158,835)
                                 =======         =======         =======       ========


[TABLE CONTINUED]
                                              Year ended December 31, 2001
                         ----------------------------------------------------------------
                                   NGTS           EcTel           Other     Consolidated
                          $ in thousands  $ in thousands  $ in thousands  $ in thousands
                          --------------  --------------  --------------  --------------
Revenues                          83,204          80,598          83,499       1,014,629
                                  ======          ======          ======       =========

Gross profit (loss)               38,306          46,783          17,961         189,307
Operating expenses                58,786          34,988          30,977         406,814
Impairment of assets               8,898               -           3,056         133,506
Liability for royalties
 payable to
 the Chief Scientist                   -               -               -           8,394
Restructuring and spin-off
 expenses                            840               -           6,267          24,522
Purchase of in-process
 research and development              -             916               -             916

Operating profit (loss)          (30,218)         10,879         (22,339)       (384,845)
                                 =======          ======         =======        ========


(*)      Including revenue of the business segments in the amount of $ 45,225 thousand.


                                                                ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         A. According to U.S. GAAP, marketable securities defined as available-for-sale securities are stated at market value. Any changes in their value is shown separately in shareholders' equity except in cases were there is a decrease in the value thereof, which is not of a temporary nature. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any changes in their value are shown in the income statement. Quoted securities which do not meet the definition, are shown at cost unless there is a decrease in the value thereof, which is not of a temporary nature.

         B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.

         C. Commencing January 1, 2001, the Company has adopted Standard No. 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements, based on the change in the currency rates of exchange during the reported period.

         D.       In July 2001, the Financial Accounting Standards Board
                  (FASB) issued FASB Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". FAS No. 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

                  Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations in the framework of operating earnings but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and the Company applied Standard No. 142 in the first quarter of 2002.

         E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" (hereinafter - "SAB 101"), came into effect, which deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of 2000, after the publication of the interim financial statements of the first three quarters, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published
                  - i.e. the fourth quarter of 2000, without amending or restating data previously published and if, in the opinion of management, the revenue recognition policies determined in SAB 101 are appropriate to the economic and business environment in which the Company operates.

                                                               ECI Telecom Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows:

         A.  Consolidated Statements of Income


                                             Six months ended June 30, 2002
                                 ------------------------------------------
                                                               According to
                                 As reported      Adjustment   Israeli GAAP
                                 -----------     -----------   ------------
                                 $ thousands     $ thousands    $ thousands
                                 -----------     -----------    -----------
                                 (Unaudited)     (Unaudited)    (Unaudited)
                                 -----------     -----------    -----------


Revenues                            383,018          (2,816)       380,202

Cost of revenue
 (including inventory
 write-off)                         238,771            (772)       237,999

Selling and marketing
 expenses                            63,512            (177)        63,335

Amortization of
 acquisition valued
 intangible assets                      880           2,241          3,121

Impairment of assets                 15,835          35,851         51,686

Financial expenses                   (9,793)           (131)        (9,924)

Financial income                     14,230          (2,072)        12,158

Taxes on income                      (6,877)            461         (6,416)

Cumulative effect of an
 accounting change, net             (37,196)         37,196              -

Net loss                            (59,536)         (4,505)       (64,041)


(*)   Reclassified.



                                                Six months ended June 30, 2001
                                   -------------------------------------------
                                                                  According to
                                   As reported      Adjustment    Israeli GAAP
                                   -----------     -----------    ------------
                                   $ thousands     $ thousands    $ thousands
                                   -----------     -----------    ------------
                                   (Unaudited)     (Unaudited)     (Unaudited)
                                   -----------     -----------     -----------


Revenues                              518,947         (26,133)        492,814

Cost of revenue
 (including inventory
 write-off)                        (*)471,008      (*)(18,234)        452,774

Selling and marketing
 expenses                           (*)88,473        (*)8,995          97,468

Amortization of
 acquisition valued
 intangible assets                     10,537               -          10,537

Impairment of assets                   85,797               -          85,797

Financial expenses                    (16,768)         (8,974)        (25,742)

Financial income                       21,424           5,043          26,467

Taxes on income                         1,867           3,430           5,297

Cumulative effect of an
 accounting change, net                 1,703          (1,703)              -

Net loss                             (292,442)        (19,098)       (311,540)


(*)      Reclassified.



                                                  Year ended December 31, 2001
                                   -------------------------------------------
                                                                  According to
                                   As reported      Adjustment    Israeli GAAP
                                   -----------     -----------    ------------
                                   $ thousands     $ thousands     $ thousands
                                   -----------     -----------     -----------
                                     (Audited)       (Audited)       (Audited)
                                     ---------       ---------       ---------


Revenues                            1,014,629         (35,366)        979,263

Cost of revenue
 (including inventory
 write-off)                           825,322         (11,184)        814,138

Selling and marketing
 expenses                             155,684          (1,598)        154,086

Amortization of
 acquisition valued
 intangible assets                     17,946               -          17,946

Impairment of assets                  133,506               -         133,506

Financial expenses                     33,776           1,475          35,251

Financial income                      (27,806)              -         (27,806)

Taxes on income                          (221)            (30)           (251)

Cumulative effect of an
 accounting change, net                 1,703          (1,703)              -

Net loss                             (412,376)        (22,842)       (435,218)

(*)      Reclassified.

                                                                                                                 ECI Telecom Ltd.

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------------

Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

         A.  Consolidated Statements of Income (cont'd)

                                                  Three months ended June 30, 2002                Three months ended June 30, 2001
                                       -------------------------------------------     -------------------------------------------
                                                                      According to                                    According to
                                       As reported      Adjustment    Israeli GAAP     As reported      Adjustment    Israeli GAAP
                                       -----------      ----------    ------------     -----------      ---------     ------------
                                       $ thousands     $ thousands     $ thousands     $ thousands     $ thousands     $ thousands
                                       -----------     -----------     -----------     -----------     -----------     -----------
                                       (Unaudited)     (Unaudited)     (Unaudited)       (Audited)       (Audited)       (Audited)
                                       -----------     -----------     -----------       ---------       ---------       ---------
Revenues                                  188,324          (2,073)        186,251         266,437          (8,592)        257,845

Cost of revenue                           115,739            (571)        115,168      (*)186,660       (*)(7,077)        179,583

Selling and marketing expenses             31,876            (165)         31,711       (*)44,461        (*)4,220          48,681

Amortization of acquisition valued
  intangible assets                           440             487             927          10,537               -          10,537

Financial expenses                         (3,550)            157          (3,393)         (7,813)         (4,818)        (12,631)

Financial income                            6,696          (2,504)          4,192           6,171           3,340           9,511

Taxes on income                            (2,200)            370          (1,830)          1,219           3,475           4,694

Net loss                                   (7,466)         (3,801)        (11,267)        (36,000)         (3,828)        (39,828)


(*)      Reclassified.


                                                                ECI Telecom Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 10 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

         B.       Consolidated Balance Sheets

                                                             June 30, 2002
                                 ------------------------------------------
                                                               According to
                                 As reported      Adjustment   Israeli GAAP
                                 -----------     -----------   ------------
                                 $ thousands     $ thousands    $ thousands
                                 -----------     -----------    -----------
                                 (Unaudited)     (Unaudited)    (Unaudited)
                                 -----------     -----------    -----------

Trade receivables                   257,872           9,610        267,482

Inventories                         217,959          (3,456)       214,503

Other assets                         29,585           1,405         30,990

Other payables and
 accrued liabilities                162,541               -        162,541

Accumulated other
 comprehensive
 income (loss)                         (403)            403              -

Shareholders' equity                743,044           7,559        750,603



                                                                June 30, 2001
                                   ------------------------------------------
                                                                  According to
                                   As reported      Adjustment    Israeli GAAP
                                   $ thousands     $ thousands     $ thousands
                                   (Unaudited)     (Unaudited)     (Unaudited)
                                   -----------     -----------     -----------

Trade receivables                     399,755          21,659         421,414

Inventories                           367,082          (7,348)        359,734

Other assets                          121,217           2,200         123,417

Other payables and
 accrued liabilities                  230,412               -         230,412

Accumulated other
 comprehensive
 income (loss)                         (1,106)          1,106               -

Shareholders' equity                  868,468          16,511         884,979



                                                            December 31, 2001
                                    -------------------------------------------
                                                                   According to
                                    As reported      Adjustment    Israeli GAAP
                                    $ thousands     $ thousands     $ thousands
                                      (Audited)       (Audited)       (Audited)
                                    -----------      ----------    ------------

Trade receivables                      300,753          12,426         313,179

Inventories                            274,640          (4,228)        270,412

Other assets                            82,918           1,840          84,758

Other payables and
 accrued liabilities                   180,780             177         180,957

Accumulated other
 comprehensive
 income (loss)                           1,800          (1,800)              -

Shareholders' equity                   754,856           9,861         764,717




                                ECI Telecom Ltd.

                              Interim Consolidated
                              Financial Statements
                                   (Unaudited)

                               As at June 30, 2002